 Exhibit 99.1

HUDSON LTD.

INTERIM REPORT
JUNE 2020

CONTENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	2
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)
Interim Consolidated Statements of Comprehensive Income	F-2
Interim Consolidated Statements of Financial Position	F-3
Interim Consolidated Statements of Changes in Equity	F-4
Interim Consolidated Statements of Cash Flows	F-5
Notes to the Interim Consolidated Financial Statements	F-6

HUDSON

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

General information and forward-looking statements
The following Management’s Discussion and Analysis should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report and the Company’s Annual Report filed on Form 20-F. This interim report contains “forward-looking statements”. Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs, the effects of the novel coronavirus (COVID-19) on the demand for air and other travel, our supply chain, as well as the impact on our business, financial condition and results of operations and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe”, “expect”, “plan”, “intend”, “seek”, “anticipate”, “estimate”, “predict”, “potential”, “assume”, “continue”, “may”, “will”, “should”, “could”, “shall”, “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this interim report. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this interim report, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this interim report or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information – D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

Overview
Hudson Ltd. (“Hudson” or “the Company”), anchored by our iconic Hudson brand, is a travel experience leader committed to enhancing the journey for travelers every day in the continental United States and Canada. Our first concession opened in 1987 with five Hudson News stores in a single airport in New York City and today, our reach expands to airports, commuter hubs, and some of the most visited landmarks and tourist destinations in the world. In everything we do, we are guided by a unifying core purpose: to be “The Traveler’s Best Friend.” It is this guiding purpose that has allowed us to meet the evolving needs of the traveler through product offerings and store concepts centered on the four pillars of our business: travel convenience, specialty retail, duty free, and food and beverage. Through our unwavering dedication to this purpose, as part of the global Dufry Group, we have become one of the largest travel concession operators in the continental United States and Canada.

Our business is impacted by fluctuations in economic activity and traveler volumes in the continental United States and Canada and, to a lesser extent, economic activity and international tourism from around the world. Our turnover is generated by travel-related retail and food and beverage sales and income from advertising activities. Apart from the cost of sales, our operating expense structure consists of lease expenses, lease-related depreciation and interest, personnel expenses and other expenses associated with our retail operations.

COVID-19 Business Update
COVID-19-related concerns, event cancellations, and business and government-imposed restrictions have led to a significant decrease in passenger travel, which has resulted in sharply reduced customer traffic and sales across Hudson’s retail stores in North America. Initially impacting only inbound passenger traffic from Asia during the first two months of 2020, the global spread of the pandemic resulted in a material adverse impact on our results of operations and financial position beginning in March 2020, which continued throughout the second quarter of 2020 and through the date of this report.

In order to preserve liquidity, we have implemented a number of cost saving actions beginning in March 2020:

-
Temporarily closed more than 700 of our stores in airports, commuter hubs, landmarks, and tourist locations.
-
Reduced a majority of our workforce through both temporary furloughs and permanent lay-offs of both field service and support team members.
-
Decreased staffing and store hours in certain locations that have remained open.
-
Reached agreements with many landlords to abate or defer rents and other payments; continue to work with landlords for additional rent relief.
-
Implemented salary reductions for corporate team members and field leadership.
-
Reduced capital spend to minimal levels.
-
Managed inventory tightly to better align with lower sales levels and reduced working capital needs.
-
Reduced all operating expenses to minimal levels.

In addition, to help minimize exposure to and the spread of COVID-19, we have taken a number of steps, including: adhering to guidance provided by the U.S. Centers for Disease Control and Prevention (“CDC”) and local state and federal health officials; equipping stores and warehouses with necessary supplies for enhanced cleaning protocol and personal protection; implementing standardized measures and procedures in stores and offices to enforce social distancing to the fullest extent possible; activating our internal emergency response team to assess and address potential exposure throughout the Company; and enabling the majority of the corporate support team to work remotely.

Beginning in mid-May, as stay-at-home restrictions were lifted in certain areas, airlines began to resume certain flights. As passenger travel started to increase compared to April in airports and commuter hubs, we slowly began reopening stores and bringing back a number of furloughed employees. As of July 31, 2020, over 200 stores have reopened. However, passenger volumes are still significantly below prior year levels, and increases in COVID-19 cases in various parts of the U.S. have led to new travel restrictions and quarantines, and there can be no assurance that such restrictions will not continue or increase in the future.

The current state of the overall North American and global travel industry and uncertainty around future developments relating to COVID-19, including a possible “second wave” of infections, has led to our decision to implement a reduction in workforce. This involves permanent lay-offs of nearly 40% of our team members throughout the Company consisting of both corporate and field staff across many levels of the organization, decided upon and announced during the second quarter and effective as of July 31, 2020. We believe the workforce reductions, extended furloughs, and other cost saving actions detailed above will better align our cost structure with the conditions of the travel industry today.

RESULTS OF OPERATIONS

Comparison of the quarters ended June 30, 2020 and 2019
The following table summarizes changes in financial performance for the quarter ended June 30, 2020, compared to the quarter ended June 30, 2019:

	FOR THE QUARTER ENDED JUNE 30		PERCENTAGE CHANGE
IN MILLIONS OF USD	2020	2019 RESTATED1	in %
Turnover	61.7	509.9	(87.9)
Cost of sales	(23.7)	(182.4)	(87.0)
Gross profit	38.0	327.5	(88.4)
Lease (expenses) / income	32.2	(36.9)	(187.3)
Personnel expenses	(42.0)	(108.6)	(61.3)
Other expenses	(20.0)	(42.1)	(52.5)
Other income2	2.0	3.4	(41.2)
Depreciation, amortization and impairment	(98.2)	(89.4)	9.8
Operating profit / (loss)	(88.0)	53.9	(263.3)
Finance income	0.1	1.3	(92.3)
Finance expenses	(22.5)	(21.1)	6.6
Foreign exchange gain / (loss)	(0.1)	(0.3)	(66.7)
Profit / (loss) before tax	(110.5)	33.8	(426.9)
Income tax benefit / (expense)	22.5	(9.9)	(327.3)
Net profit / (loss)	(88.0)	23.9	(468.2)

ATTRIBUTABLE TO3
Non-controlling interests	(9.0)	11.1	(181.1)
Equity holders of the parent	(79.0)	12.8	(717.2)

1
The amounts presented for the quarter ended June 30, 2019 differ from the information reported in the interim consolidated financial statements for the quarter ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)
2
In 2019, Other income amounts were presented in Other expenses.
3
Net profit attributable to equity holders includes charges related to business combinations, such as amortization or impairment of intangible assets, interest and deferred taxes not affecting the non-controlling interests. Additionally, the net profit attributable to non-controlling interests does not include the respective income tax charges.

Turnover
Due to the impacts of COVID-19 on the travel industry, key sales metrics were adversely impacted. Turnover decreased by 87.9% to $61.7 million for the quarter ended June 30, 2020 compared to $509.9 million for the same period last year. Net sales represented 93.5% of turnover for the 2020 period, with advertising income representing the remainder.

Organic net sales decreased by 88.5% for the quarter ended June 30, 2020, representing a $441.7 million decline in net sales. Like-for-like net sales decreased by 82.0% and contributed $242.5 million of the decrease in net sales. On a constant currency basis, like-for-like sales decreased by 81.9%. Net sales from new stores, expansions and store closures, including temporary closures, decreased by $199.2 million compared to the prior year period.

The acquisition of Brookstone stores contributed an additional $0.3 million to net sales for the quarter ended June 30, 2020.

Gross profit
Gross profit was $38.0 million for the quarter ended June 30, 2020, compared to $327.5 million for the prior year period. Our gross profit margin was 61.6% for the second quarter 2020 compared to 64.2% for the prior year period. The decrease in gross profit margin was primarily due to higher promotional activity on luxury merchandise.

Lease (expenses) / income
Lease income was $32.2 million for the quarter ended June 30, 2020 as a result of rent waiver income, compared to an expense of $36.9 million for the prior year period. The $69.1 million change primarily resulted from lower variable rent based on the decline in net sales due to COVID-19 and $42.6 million of rent waivers we secured from numerous airports and commuter terminals in light of challenges associated with COVID-19. Of the total rent waiver income recorded, $3.3 million relates to subsequent rent payments. As the COVID-19 pandemic continues to impact customer traffic and sales, we continue to negotiate new and extended rent relief with our landlords. See Note 2.2 to the interim consolidated financial statements.

Personnel expenses
Personnel expenses decreased to $42.0 million for the quarter ended June 30, 2020, from $108.6 million for the prior year period. As a percentage of turnover, personnel expenses increased to 68.1% for the quarter ended June 30, 2020, compared to 21.3% for the prior year period. The decrease in personnel expense was primarily due to our expense management steps taken in response to COVID-19: we reduced a majority of the workforce through furloughs and layoffs, decreased staffing and store hours in certain locations, and initiated salary reductions for corporate team members and field leadership. Also contributing to the decrease was $4.5 million of income related to employee retention tax credits from the U.S. Government (Coronavirus Aid, Relief, and Economic Security "CARES" Act) and subsidies from the Canadian Government (Canada Emergency Wage Subsidy “CEWS” program). Partially offsetting the decline was $8.6 million of employee separation restructuring expenses that were recorded during the three months ended June 30, 2020.

Other expenses
Other expenses were $20.0 million for the quarter ended June 30, 2020, compared to $42.1 million in the prior year period. As a percentage of turnover, other expenses increased to 32.4% for the quarter ended June 30, 2020, compared to 8.3% for the prior year period. The decrease in other expenses was primarily related to a reduction in variable selling expenses as a result of the net sales decline and our expense management initiative.

Other income
The other income line item was added in 2020 and primarily consists of sales related income, franchise and management fee income and other operational income. Other income was $2.0 million for the quarter ended June 30, 2020 compared to $3.4 million in the prior year period. The decrease was primarily due to lower sales-related income.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $98.2 million for the quarter ended June 30, 2020, compared to $89.4 million for the same period last year. Depreciation was $77.3 million for the quarter ended June 30, 2020, compared to $77.8 million for the same period last year. Amortization increased to $11.2 million for the quarter ended June 30, 2020 compared to $10.9 million for the prior year period. Impairment was $9.7 million for the quarter ended June 30, 2020, compared to $0.7 million for the prior year period. In the current quarter, we recorded impairments to the property, plant and equipment and right-of-use assets of certain locations due to a decrease in forecasted cash flows resulting from the impact of COVID-19. See Note 9 to the interim consolidated financial statements.

Finance expenses
Finance expenses increased to $22.5 million for the quarter ended June 30, 2020, compared to $21.1 million for the prior year period. The increase was primarily due to a $1.1 million increase in the allowance on notes receivable for the quarter ended June 30, 2020.

Income tax benefit/(expense)
Income tax benefit for the quarter ended June 30, 2020 amounted to $22.5 million compared to an expense of $9.9 million for the same period last year. The main components of this change were a decrease in pretax income/loss (attributable to equity holders of the parent) of $124.2 million due to COVID-19, the reduction of tax related to U.S. Base Erosion Anti Avoidance Tax (“BEAT”), nondeductible compensation and state income taxes, offset by nondeductible goodwill impairment in the current year. For the quarter ended June 30, 2020, the current income tax benefit was $1.5 million generated primarily from tax losses from our Canadian operations. Deferred tax benefit of $21.0 million was principally due to the creation of tax net operating losses in the U.S. and Canadian deferred taxes associated with the amortization of concession rights.

Comparison of the six months ended June 30, 2020 and 2019
The following table summarizes changes in financial performance for the six months ended June 30, 2020, compared to the six months ended June 30, 2019:

	FOR THE SIX MONTHS ENDED JUNE 30		PERCENTAGE CHANGE
IN MILLIONS OF USD	2020	2019 RESTATED1	in %
Turnover	403.2	954.9	(57.8)
Cost of sales	(151.9)	(343.6)	(55.8)
Gross profit	251.3	611.3	(58.9)
Lease (expenses) / income	18.7	(64.6)	(128.9)
Personnel expenses	(138.7)	(223.6)	(38.0)
Other expenses	(57.3)	(82.2)	(30.3)
Other income2	4.5	6.1	(26.2)
Depreciation, amortization and impairment	(242.8)	(178.0)	36.4
Operating profit / (loss)	(164.3)	69.0	(338.1)
Finance income	1.1	2.4	(54.2)
Finance expenses	(44.8)	(43.0)	4.2
Foreign exchange gain / (loss)	(0.1)	-	N/A
Profit / (loss) before tax	(208.1)	28.4	(832.7)
Income tax benefit / (expense)	41.4	(4.5)	(1,020.0)
Net profit / (loss)	(166.7)	23.9	(797.5)

ATTRIBUTABLE TO3
Non-controlling interests	(10.5)	16.9	(162.1)
Equity holders of the parent	(156.2)	7.0	(2,331.4)

1
The amounts presented for the six month period ended June 30, 2019 differ from the information reported in the interim consolidated financial statements for the six month period ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)
2
In 2019, Other income amounts were presented in Other expenses.
3
Net profit attributable to equity holders includes charges related to business combinations, such as amortization or impairment of intangible assets, interest and deferred taxes not affecting the non-controlling interests. Additionally, the net profit attributable to non-controlling interests does not include the respective income tax charges.

Turnover
Due to the impacts of COVID-19 on the travel industry, key sales metrics were adversely impacted. Turnover decreased by 57.8% to $403.2 million for the six months ended June 30, 2020 compared to $954.9 million for the same period last year. Net sales represented 96.9% of turnover for the 2020 period, with advertising income representing the remainder.

Organic net sales decreased by 58.6% for the six months ended June 30, 2020, representing a $546.9 million decline in net sales. Like-for-like net sales decreased by 47.9% and contributed $331.6 million of the decrease in net sales. On a constant currency basis, like-for-like sales decreased by 47.8%. Net sales from new stores, expansions and store closures, including temporary closures, decreased by $215.3 million compared to the prior year period.

The acquisition of Brookstone stores contributed an additional $3.7 million to net sales for the six months ended June 30, 2020.

Gross profit
Gross profit was $251.3 million for the six months ended June 30, 2020, compared to $611.3 million for the prior year period. Our gross profit margin was 62.3% for the six months ended June 30, 2020, compared to 64.0% for the prior year period. The decrease in gross profit margin was primarily due to a $4.7 million (120 bps) inventory allowance charge for slow-moving or obsolete items, primarily as a result of COVID-19, and higher promotional activity on luxury merchandise.

Lease (expenses) / income
Lease income was $18.7 million for the six months ended June 30, 2020, compared to lease expenses of $64.6 million for the prior year period. The $83.3 million change primarily resulted from lower variable rent based on the decline in net sales and $45.9 million of rent waivers we secured from numerous airports and commuter terminals in light of challenges associated with COVID-19. The rent waivers are associated with rent payments that were primarily due in March 2020 onward.

Personnel expenses
Personnel expenses decreased to $138.7 million for the six months ended June 30, 2020, from $223.6 million for the prior year period. As a percentage of turnover, personnel expenses increased to 34.4% for the six months ended June 30, 2020, compared to 23.4% for the prior year period. The decrease in personnel expense was primarily due to our expense management steps taken through the first half of the year in response to COVID-19: we reduced a majority of the workforce through furloughs and layoffs, decreased staffing and store hours in certain locations, and initiated salary reductions for corporate team members and field leadership. Also contributing to the decrease was $4.5 million of income related to employee retention tax credits from the U.S. Government (CARES Act) and subsidies from the Canadian Government (CEWS program). Partially offsetting the decline was $8.6 million of employee separation restructuring expenses that were recorded during the six months ended June 30, 2020, as compared to $8.1 million of executive separation expenses recorded in the prior year period.

Other expenses
Other expenses were $57.3 million for the six months ended June 30, 2020, compared to $82.2 million in the prior year period. As a percentage of turnover, other expenses increased to 14.2% for the six months ended June 30, 2020, compared to 8.6% for the prior year period. The decrease in other expenses was primarily related to variable selling expenses as a result of the net sales decline and our expense management initiative.

Other income
The other income line item was added in 2020 and primarily consists of sales related income, franchise and management fee income and other operational income. Other income was $4.5 million for the six months ended June 30, 2020 compared to $6.1 million in the prior year period. The decrease was primarily due to lower sales-related income.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $242.8 million for the six months ended June 30, 2020, compared to $178.0 million for the same period last year. Depreciation was $158.2 million for the six months ended June 30, 2020, compared to $155.1 million for the same period last year. Amortization increased to $22.6 million for the six months ended June 30, 2020 compared to $22.0 million for the prior year period. Impairment was $62.0 million for the six months ended June 30, 2020, of which $52.3 million related to goodwill, compared to $0.9 million of impairment to property, plant & equipment recorded in the prior year period. See Notes 9 and 14.1 to the interim consolidated financial statements.

Finance expenses
Finance expenses increased to $44.8 million for the six months ended June 30, 2020, compared to $43.0 million for the prior year period. The increase was primarily due to a $0.7 million increase in the expense related to an allowance on notes receivable, compared to the prior year period.

Income tax benefit/(expense)
Income tax benefit for the six months ended June 30, 2020 amounted to $41.4 million compared to an expense of $4.5 million for the same period last year. The main components of this change were a decrease in pretax income/loss (attributable to equity holders of the parent) of $209.1 million, the reduction of tax related to BEAT, nondeductible compensation and state income taxes, offset by nondeductible goodwill impairment in the current year. For the six months ended June 30, 2020, the current income tax benefit was $6.4 million generated primarily from tax losses from our Canadian operations. Deferred tax benefit of $35.0 million was principally due to the creation of tax net operating losses in the U.S. and Canadian deferred taxes associated with the amortization of concession rights.

LIQUIDITY AND CAPITAL RESOURCES

Our primary funding sources historically have included cash from operations and financial debt arrangements with Dufry AG and its subsidiaries (“Dufry Group”), our controlling shareholder. As of June 30, 2020, our cash and cash equivalents totaled $204.5 million ($225.6 million at March 31, 2020) and the balance outstanding on our long-term debt obligations with Dufry was $500.5 million.

As outlined in the COVID-19 Business Update above, we have significantly altered our operating plan and capital expenditures forecast to preserve liquidity during this period of uncertainty. We believe existing cash balances, operating cash flows and our long-term financing arrangements with Dufry will provide us with adequate funds to support our revised operating plan, make necessary capital expenditures and fulfill our debt service requirements for the foreseeable future.

If our cash flows and capital resources are insufficient to fund our working capital, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We currently do not anticipate entering into additional third-party credit facilities for our working capital, and expect any future working capital requirements to be funded by Dufry. As a result, our financing arrangements and relationship with our controlling shareholder are critical to our business. Nonetheless, if approved by Dufry and subject to limitations imposed by Dufry’s credit facilities, we may borrow cash from third-party sources, and may also raise funds by issuing debt or equity securities.

DUFRY GROUP CASH POOLING

For the efficient management of its short-term cash and overdraft positions, Hudson participates in Dufry’s notional cash pool arrangements. At June 30, 2020, we had a deposit of $128.0 million compared to $155.2 million at December 31, 2019 in our cash pool accounts. The cash pool arrangement is structured such that the assets and liabilities remain in the name of the corresponding participant, i.e. no physical cash concentration occurs for the day-to-day operations. We, along with other participants in the cash pool, have pledged the cash we have each placed in the cash pool to the bank managing the cash pool as collateral to support the aggregate obligations of cash pool participants.

Capital expenditures
Capital expenditures are our primary investing activity and we divide them into two main categories: tangible and intangible capital expenditures. Tangible capital expenditures consists of spending on the renovation and maintenance of existing stores and the fitting out of new stores. Intangible capital expenditures consists of investments in computer software.

When contemplating investments in new stores, we focus on profitable growth as the key investment criterion. In addition to fitting out new stores, we expect to invest in renovation and maintenance of our existing stores, including undertaking some major refurbishment projects each year. As a result of COVID-19, we have significantly reduced our planned capital expenditure projects for the remainder of the year.

Our capital expenditures (on the cash basis) are presented for each of the periods below:

	FOR THE SIX MONTHS ENDED JUNE 30
IN MILLIONS OF USD	2020	2019
Tangible capital expenditures	24.4	32.8
Intangible capital expenditures	2.8	2.4
Total	27.2	35.2

CASH FLOWS

The following table summarizes the cash flows for each of the periods below:

	FOR THE SIX MONTHS ENDED JUNE 30		CHANGE
IN MILLIONS OF USD	2020	2019 RESTATED1
Net cash flows from operating activities	13.9	274.6	(260.7)
Net cash flows used in investing activities	(25.6)	(34.3)	8.7
Net cash flows from / (used in) financing activities	(100.1)	(173.4)	73.3
Currency translation on cash	(1.7)	1.4	(3.1)
Increase / (decrease) in cash and cash equivalents	(113.5)	68.3	(181.8)

Cash at the beginning of period	318.0	234.2	83.8
Cash at the end of period	204.5	302.5	(98.0)

1
The amounts presented for the six month period ended June 30, 2019 differ from the information reported in the interim consolidated financial statements for the six month period ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)

Cash flows from operating activities
Net cash flows from operating activities were $13.9 million for the six months ended June 30, 2020, a decrease of $260.7 million compared to the prior year period. The decrease in net cash flows from operating activities is primarily due to the decline in operating performance due to COVID-19 and the timing of increased cash payments for accounts payable and other liabilities.

Cash flows used in investing activities
Net cash used in investing activities decreased to $25.6 million for the six months ended June 30, 2020, compared to $34.3 million for the prior year period, primarily due to reduction in capital expenditures.

Cash flows from/(used in) financing activities
Net cash flows used in financing activities decreased by $73.3 million for the six months ended June 30, 2020 to $100.1, million compared to $173.4 million in the prior year period. The decrease is primarily due to a reduction in lease payments as a result of COVID-19 rent waivers and deferrals.

HUDSON LTD.

INTERIM CONDENSED
CONSOLIDATED FINANCIAL
STATEMENTS
JUNE 2020 (UNAUDITED)

HUDSON

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six month periods ended June 30, 2020 and 2019

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	NOTE	UNAUDITED Q2 2020	UNAUDITED Q2 2019 RESTATED1	UNAUDITED 6M 2020	UNAUDITED 6M 2019 RESTATED1
Turnover	4	61.7	509.9	403.2	954.9
Cost of sales		(23.7)	(182.4)	(151.9)	(343.6)
Gross profit		38.0	327.5	251.3	611.3
Lease (expenses) / income	7	32.2	(36.9)	18.7	(64.6)
Personnel expenses		(42.0)	(108.6)	(138.7)	(223.6)
Other expenses		(20.0)	(42.1)	(57.3)	(82.2)
Other income2	8	2.0	3.4	4.5	6.1
Depreciation, amortization and impairment	9	(98.2)	(89.4)	(242.8)	(178.0)
Operating profit / (loss)		(88.0)	53.9	(164.3)	69.0
Finance income	10	0.1	1.3	1.1	2.4
Finance expenses	10	(22.5)	(21.1)	(44.8)	(43.0)
Foreign exchange gain / (loss)		(0.1)	(0.3)	(0.1)	-
Profit / (loss) before tax		(110.5)	33.8	(208.1)	28.4
Income tax benefit / (expense)	11	22.5	(9.9)	41.4	(4.5)
Net profit / (loss)		(88.0)	23.9	(166.7)	23.9

OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations		8.7	5.8	(14.5)	12.1
Total other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax		8.7	5.8	(14.5)	12.1

Total other comprehensive income / (loss), net of tax		8.7	5.8	(14.5)	12.1

Total comprehensive income / (loss), net of tax		(79.3)	29.7	(181.2)	36.0

NET PROFIT / (LOSS) ATTRIBUTABLE TO
Non-controlling interests		(9.0)	11.1	(10.5)	16.9
Equity holders of the parent		(79.0)	12.8	(156.2)	7.0

TOTAL COMPREHENSIVE INCOME / (LOSS) ATTRIBUTABLE TO
Non-controlling interests		(9.0)	11.1	(10.5)	16.9
Equity holders of the parent		(70.3)	18.6	(170.7)	19.1

EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Basic earnings / (loss) per share in USD		(0.85)	0.14	(1.69)	0.08
Diluted earnings / (loss) per share in USD		(0.85)	0.14	(1.69)	0.08

1
The amounts presented for the three and six month periods ended June 30, 2019 and the related notes differ from the information reported in the interim consolidated financial statements for the periods ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)
2
In 2019, Other income amounts were presented in Other expenses.

HUDSON

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
at June 30, 2020 and December 31, 2019

IN MILLIONS OF USD	NOTE	UNAUDITED 06.30.2020	12.31.2019
ASSETS
Property, plant and equipment	12	200.7	227.3
Right-of-use assets	13	1,266.4	1,330.2
Intangible assets	14	258.4	283.9
Goodwill	14	262.7	324.7
Investments in associates		6.0	6.5
Deferred tax assets		113.9	79.9
Other non-current assets		30.1	33.9
Non-current assets		2,138.2	2,286.4
Inventories	15	167.0	185.2
Trade receivables		1.5	0.5
Other accounts receivable		50.2	54.0
Income tax receivables		9.0	2.7
Cash and cash equivalents		204.5	318.0
Current assets		432.2	560.4
Total assets		2,570.4	2,846.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent		402.8	579.6
Non-controlling interests		59.3	79.2
Total equity		462.1	658.8
Borrowings	16	500.5	503.1
Lease obligations	16	1,047.4	1,098.1
Deferred tax liabilities		36.1	38.4
Post-employment benefit obligations		1.6	1.5
Other non-current liabilities		0.5	0.7
Non-current liabilities		1,586.1	1,641.8
Trade payables		90.5	124.6
Borrowings	16	44.1	45.9
Lease obligations	16	258.9	245.8
Income tax payables		0.6	1.4
Other liabilities		128.1	128.5
Current liabilities		522.2	546.2
Total liabilities		2,108.3	2,188.0
Total liabilities and shareholders’ equity		2,570.4	2,846.8

HUDSON

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six month periods ended June 30, 2020 and 2019

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
UNAUDITED 2020 IN MILLIONS OF USD	Share capital	Treasury shares	Trans- lation reserves	Retained earnings	SHARE- HOLDERS' EQUITY	NON-CON- TROLLING INTERESTS	TOTAL EQUITY
Balance at January 1	0.1	(1.1)	15.0	565.6	579.6	79.2	658.8
Net profit / (loss)	-	-	-	(156.2)	(156.2)	(10.5)	(166.7)
Other comprehensive income / (loss)	-	-	(14.5)	-	(14.5)	-	(14.5)
Total comprehensive income / (loss) for the period	-	-	(14.5)	(156.2)	(170.7)	(10.5)	(181.2)
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests	-	-	-	-	-	(11.6)	(11.6)
Purchase of treasury shares	-	(2.3)	-	-	(2.3)	-	(2.3)
Assignment of share-based payment plans	-	2.3	-	(2.9)	(0.6)	-	(0.6)
Share-based payments	-	-	-	(2.9)	(2.9)	-	(2.9)
Income tax on equity transactions	-	-	-	(0.3)	(0.3)	-	(0.3)
Total transactions with or distributions to owners	-	-	-	(6.1)	(6.1)	(11.6)	(17.7)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	-	-	-	-	-	2.2	2.2
Balance at June 30	0.1	(1.1)	0.5	403.3	402.8	59.3	462.1

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
UNAUDITED 2019 RESTATED IN MILLIONS OF USD	Share capital	Treasury shares	Trans- lation reserves	Retained earnings	SHARE- HOLDERS' EQUITY	NON-CON- TROLLING INTERESTS	TOTAL EQUITY
Balance at January 1	0.1	(2.0)	0.4	553.6	552.1	84.8	636.9
Net profit / (loss)	-	-	-	7.0	7.0	16.9	23.9
Other comprehensive income / (loss)	-	-	12.1	-	12.1	-	12.1
Total comprehensive income / (loss) for the period	-	-	12.1	7.0	19.1	16.9	36.0
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests	-	-	-	-	-	(18.1)	(18.1)
Purchase of treasury shares	-	(2.7)	-	-	(2.7)	-	(2.7)
Assignment of share-based payment plans	-	2.7	-	(8.1)	(5.4)	-	(5.4)
Share-based payments	-	-	-	3.2	3.2	-	3.2
Income tax on equity transactions	-	-	-	(0.5)	(0.5)	-	(0.5)
Total transactions with or distributions to owners	-	-	-	(5.4)	(5.4)	(18.1)	(23.5)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	-	-	-	-	-	3.1	3.1
Balance at June 301	0.1	(2.0)	12.5	555.2	565.8	86.7	652.5

1
The amounts presented for the six month period ended June 30, 2019 and the related notes differ from the information reported in the interim consolidated financial statements for the six month period ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)

HUDSON

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six month periods ended June 30, 2020 and 2019

IN MILLIONS OF USD	UNAUDITED 6M 2020	UNAUDITED 6M 2019 RESTATED1
CASH FLOWS FROM OPERATING ACTIVITIES
Profit / (loss) before tax	(208.1)	28.4
ADJUSTMENTS FOR
Depreciation, amortization and impairment	242.8	178.0
Loss / (gain) on sale of non-current assets	1.1	0.2
Increase / (decrease) in allowances and provisions	8.0	4.4
Loss / (gain) on foreign exchange differences	0.1	-
Rent waivers	(40.6)	-
Other non-cash items	0.3	2.7
Finance income	(1.1)	(2.4)
Finance expenses	44.8	43.0
Cash flows before working capital changes	47.3	254.3
Decrease / (increase) in trade and other accounts receivable	0.7	(10.0)
Decrease / (increase) in inventories	7.7	(2.5)
Increase / (decrease) in trade and other accounts payable	(40.9)	41.1
Cash generated from operations	14.8	282.9
Income tax paid	(0.9)	(8.3)
Net cash flows from operating activities	13.9	274.6
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	(24.4)	(32.8)
Purchase of intangible assets	(2.8)	(2.4)
Contributions to associates	-	(2.1)
Proceeds from sale of property, plant and equipment	-	0.4
Interest received	0.4	1.0
Repayments of loans receivable from non-controlling interest holders	-	0.3
Sublease receivable payments	1.4	1.3
Business combinations, net of cash	(0.2)	-
Net cash flows used in investing activities	(25.6)	(34.3)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Lease payments2	(87.6)	(148.5)
Dividends paid to non-controlling interests	(9.8)	(15.0)
Purchase of treasury shares	(2.3)	(2.7)
Contributions from / (purchase of) non-controlling interests	-	0.4
Interest paid	(0.4)	(7.6)
Net cash flows from / (used in) financing activities	(100.1)	(173.4)
Currency translation on cash	(1.7)	1.4
Increase / (decrease) in cash and cash equivalents	(113.5)	68.3

CASH AND CASH EQUIVALENTS AT THE
- beginning of the period	318.0	234.2
- end of the period	204.5	302.5

1
The amounts presented for the six month period ended June 30, 2019 and the related notes differ from the information reported in the interim consolidated financial statements for the six month period ended June 30, 2019 due to correction of an error identified in the accounting adopted on transition to IFRS 16 Leases. For details, please refer to the Company's interim consolidated financial statements for the nine months ended September 30, 2019 (note 2.2)
2
Lease payments include USD 27.6 million and USD 27.3 million of interest accrued on lease obligations for the six months ended June 30, 2020 and 2019, respectively (note 10).

HUDSON

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.
CORPORATE INFORMATION

Hudson Ltd. and its subsidiaries (“Hudson” or “the Company”) is a travel experience leader with 1,010 stores in 87 locations in airports, commuter hubs and tourist destinations throughout the continental United States and Canada, under the travel convenience, specialty retail, duty free and food and beverage concepts.

Hudson Ltd., the parent company which is an exempt company limited by shares, was incorporated on May 30, 2017 in Hamilton, Bermuda with registered office at 2 Church Street, Hamilton HM11, Bermuda. Our Class A common shares began trading on the New York Stock Exchange on February 1, 2018, under the ticker symbol “HUD”. Hudson Ltd. is controlled by a subsidiary of Dufry AG (“Dufry”), the world’s leading travel retail company headquartered in Basel, Switzerland.

2.
BASIS OF PREPARATION AND CHANGES TO THE ACCOUNTING POLICIES

2.1
BASIS OF PREPARATION

The interim condensed consolidated financial statements (unaudited) for the period ended June 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Hudson’s annual consolidated financial statements as of December 31, 2019. As of June 30, 2020, the purchase price allocation for the Brookstone acquisition remains preliminary. Refer to note 6 of Hudson’s annual consolidated financial statements for more information on the acquisition.

The interim consolidated financial statements include financial assets and liabilities presented at carrying value, which is generally consistent when compared to fair value.

The interim consolidated financial statements were authorized for issue on July 28, 2020 by the board of directors of Hudson Ltd.

2.2
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of Hudson’s annual consolidated financial statements for the year ended December 31, 2019, except for the following new or revised standards and interpretations adopted in these interim consolidated financial statements (effective January 1, 2020).

New and amended standards adopted by the Company
A number of new or amended standards became applicable for the current reporting period:

-
Definition of Material – amendments to IAS 1 and IAS 8
-
Definition of a Business – amendments to IFRS 3
-
Revised Conceptual Framework for Financial Reporting
-
Interest Rate Benchmark Reform – amendments to IFRS 9, IAS 39 and IFRS 7
-
COVID-19-Related Rent Concessions (Amendment to IFRS 16)

COVID-19-Related Rent Concessions (Amendment to IFRS 16)
On May 28, 2020, the International Accounting Standards Board (IASB) issued COVID-19 Related Rent Concessions – amendment to IFRS 16 Leases. The IASB amended the standard to provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. Hudson elected to apply this practical expedient to all locations that provide waivers of rent payments. On the date that a rent waiver is unconditionally granted by the landlord for a specified period of time, Hudson de-recognizes the lease obligation for all future payments that have been waived and records the aggregate amount as lease income in the Consolidated Statement of Comprehensive Income. Alternatively, if the landlord places conditions on the rent waiver or provides the waiver for an undetermined period of time (e.g. until the occurrence of an event or milestone), Hudson de-recognizes the liability and records lease income each month when the lease obligation is relieved without payment. For the six months ended June 30, 2020, Hudson recorded net rent waiver lease income of USD 40.6 million, related to leases capitalized under IFRS 16. In addition, Hudson recorded USD 5.3 million of rent waivers to offset fixed rent on leases that did not meet the criteria to be capitalized under IFRS 16 (e.g. with short-term or undefined lease terms), resulting in total rent waiver income of USD 45.9 million for the six months ended June 30, 2020.

Other amendments and interpretations
Any other amendments and interpretations that apply for the first time in 2020, do not have a material impact on the interim consolidated financial statements.

3.
IMPACT OF COVID-19 ON THE CONSOLIDATED FINANCIAL STATEMENTS

COVID-19-related concerns, event cancellations, and business and government-imposed restrictions have led to a significant decrease in passenger travel, which has resulted in sharply reduced customer traffic and sales across Hudson’s retail stores in North America. Initially impacting only inbound passenger traffic from Asia during the first two months of the year, the global spread of the pandemic resulted in a material adverse impact on our results of operations and financial position toward the end of the first quarter and continuing into the second quarter

The effects of COVID-19 resulted in the following significant changes in the financial statements during the six month period ended June 30, 2020:

-
Recorded USD 45.9 million of rent waivers as a result of rent payment relief we received from numerous airports and landlords (see note 7).
-
Recorded employee separation restructuring expenses of USD 8.6 million in personnel expense.
-
Recorded USD 4.5 million of income related to employee retention tax credits from the U.S. Government (CARES Act) and subsidies from Canadian Government (Canada Emergency Wage Subsidy "CEWS" program).
-
Recorded a goodwill impairment of USD 52.3 million (see notes 9 and 14).
-
Recorded an impairment of property, plant and equipment of USD 6.0 million (see notes 9 and 12).
-
Recorded an impairment of right-of-use assets of USD 3.7 million (see notes 9 and 13).
-
Recorded USD 4.7 million of additional inventory allowance for slow-moving and obsolete items (see note 15).

4.
TURNOVER

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019	UNAUDITED 6M 2020	UNAUDITED 6M 2019
Net sales	57.7	499.1	390.5	933.7
Advertising income	4.0	10.8	12.7	21.2
Turnover	61.7	509.9	403.2	954.9

NET SALES BREAKDOWN

Net sales by product category

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019	UNAUDITED 6M 2020	UNAUDITED 6M 2019
Confectionery, Food and Catering	28.9	201.3	167.2	371.3
Perfumes and Cosmetics	9.8	68.4	59.1	133.7
Fashion, Leather and Baggage	5.4	60.8	39.6	109.1
Literature and Publications	2.6	39.9	27.2	75.6
Electronics	4.3	27.6	24.7	50.6
Wine and Spirits	1.3	22.7	17.5	44.6
Watches, Jewelry and Accessories	1.4	27.9	17.3	53.3
Tobacco goods	0.6	13.3	11.3	27.5
Other product categories	3.4	37.2	26.6	68.0
Total	57.7	499.1	390.5	933.7

Net sales by market sector

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019	UNAUDITED 6M 2020	UNAUDITED 6M 2019
Duty paid	47.9	393.3	310.4	726.4
Duty free	9.8	105.8	80.1	207.3
Total	57.7	499.1	390.5	933.7

Net sales by channel

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019	UNAUDITED 6M 2020	UNAUDITED 6M 2019
Airports	57.0	473.1	374.4	886.0
Downtown and hotel shops	-	13.0	6.7	23.8
Railway stations and other	0.7	13.0	9.4	23.9
Total	57.7	499.1	390.5	933.7

5.
SEGMENT INFORMATION

Hudson consists of one operating segment “Travel Retail Operations” for which reports are submitted to the Group Executive Committee, being the Chief Operating Decision Maker (CODM). These reports form the basis for the evaluation of performance and allocation of resources.

Hudson generates turnover from selling a wide range of products in its duty paid and duty free stores that are mainly located at airports, commuter terminals, hotels, landmarks or tourist destinations. Refer to note 4 for a split of net sales by product category, market sector and sales channel.

Net sales by Country

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019	UNAUDITED 6M 2020	UNAUDITED 6M 2019
U.S.	48.8	416.0	324.8	768.6
Canada	8.9	83.1	65.7	165.1
Total	57.7	499.1	390.5	933.7

Non-Current Assets by Country
(excluding investments and deferred taxes)

IN MILLIONS OF USD	UNAUDITED 06.30.2020	12.31.2019
U.S.	1,387.1	1,476.7
Canada	631.2	723.3
Total	2,018.3	2,200.0

6.
SEASONALITY

Hudson historically has its strongest months of net sales and operating profit between July and September corresponding to the summer season, whereas the first quarter is the weakest. These seasonality effects are more prominent on the operating profit level than on net sales. Due to COVID-19 related effects on worldwide travel, the seasonality of Hudson’s business may be materially impacted in the year 2020 and beyond.

7.
LEASE (EXPENSES) / INCOME

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019 RESTATED	UNAUDITED 6M 2020	UNAUDITED 6M 2019 RESTATED
Lease expenses relating to variable lease payments1	-	(39.2)	(15.9)	(69.2)
Lease expenses relating to rent waiver contracts (variable)	(5.3)	-	(7.0)	-
Lease expenses low value contracts	(0.1)	-	(0.3)	-
Derecognition of lease obligations as a result of rent waivers2	37.3	-	40.6	-
Sublease income	0.3	2.3	1.3	4.6
Total	32.2	(36.9)	18.7	(64.6)

1
Each of the three and six month periods ended June 30, 2020 include USD 5.3 million of rent waivers on leases that did not meet the criteria to be capitalized under IFRS 16. When combined with the USD 40.6 million of the derecognition of lease obligations, the total rent waivers recorded for the three and six month periods ended June 30, 2020 were USD 42.6 million and USD 45.9 million, respectively.
2
Each of the three and six month periods ended June 30, 2020 include USD 3.3 million of rent waivers that relate to rent payments that would have been due after June 30, 2020.

8.
OTHER INCOME

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019	UNAUDITED 6M 2020	UNAUDITED 6M 2019
Sales-related income	0.4	1.3	1.3	2.8
Franchise and management fee income	0.2	0.9	0.8	1.8
Other operational income	1.4	1.2	2.4	1.5
Total	2.0	3.4	4.5	6.1

9.
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019 RESTATED	UNAUDITED 6M 2020	UNAUDITED 6M 2019 RESTATED
Depreciation RoU assets	(60.5)	(61.1)	(124.6)	(121.9)
Impairment RoU assets	(3.7)	-	(3.7)	-
Subtotal (Right-of-Use Assets, see note 13)	(64.2)	(61.1)	(128.3)	(121.9)
Depreciation Property, Plant and Equipment	(16.8)	(16.7)	(33.6)	(33.2)
Impairment Property, Plant and Equipment	(6.0)	(0.7)	(6.0)	(0.9)
Subtotal (Property, Plant and Equipment)	(22.8)	(17.4)	(39.6)	(34.1)
Amortization Intangible Assets	(11.2)	(10.9)	(22.6)	(22.0)
Subtotal (Intangible Assets, see note 14)	(11.2)	(10.9)	(22.6)	(22.0)
Impairment Goodwill	-	-	(52.3)	-
Subtotal (Goodwill, see note 14)	-	-	(52.3)	-
Total	(98.2)	(89.4)	(242.8)	(178.0)

Hudson identified circumstances that indicated that the carrying amount of goodwill may not be fully recoverable. Due to COVID-19, Hudson suffered a material drop in sales affecting the projections for turnover. Although the company took several actions to mitigate the effects of this crisis, the cash flow projections used for the 2019 financial close have been materially adversely impacted. Upon performing a recoverability test at March 31, 2020, Hudson recognized a USD 52.3 million impairment of goodwill for the six month period ending June 30, 2020. During the six months ended June 30, 2020, Hudson recorded a USD 6.0 million impairment of property, plant and equipment and a USD 3.7 million impairment of right-of-use assets due to the decrease in forecasted cash flows, resulting from the impact of COVID-19.

10.
FINANCE INCOME AND EXPENSES

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019 RESTATED	UNAUDITED 6M 2020	UNAUDITED 6M 2019 RESTATED
FINANCE INCOME
Interest income on bank deposits	-	0.8	0.9	1.6
Interest on sublease receivables	0.1	0.1	0.2	0.2
Interest income on financial assets	0.1	0.9	1.1	1.8
Share of result of associates	-	0.4	-	0.6
Total finance income	0.1	1.3	1.1	2.4

FINANCE EXPENSES
Interest on loans	(7.3)	(7.3)	(14.6)	(14.5)
Interest on lease obligations	(13.3)	(13.4)	(27.6)	(27.3)
Other financial expenses	(1.5)	(0.4)	(2.1)	(1.2)
Interest expense on financial liabilities	(22.1)	(21.1)	(44.3)	(43.0)
Share of result of associates	(0.4)	-	(0.5)	-
Total finance expenses	(22.5)	(21.1)	(44.8)	(43.0)

Foreign exchange gain / (loss)	(0.1)	(0.3)	(0.1)	-

Financial result	(22.5)	(20.1)	(43.8)	(40.6)

11.
INCOME TAX

IN MILLIONS OF USD	UNAUDITED Q2 2020	UNAUDITED Q2 2019 RESTATED	UNAUDITED 6M 2020	UNAUDITED 6M 2019 RESTATED
Current income tax benefit / (expense)	1.5	(2.9)	6.4	(5.4)
Deferred income tax benefit / (expense)	21.0	(7.0)	35.0	0.9
Total	22.5	(9.9)	41.4	(4.5)

12.
PROPERTY, PLANT AND EQUIPMENT

UNAUDITED 2020 IN MILLIONS OF USD	BUILDINGS & LEASEHOLD IMPROVEMENTS	FURNITURE FIXTURES	COMPUTER HARDWARE	VEHICLES	WORK IN PROGRESS	TOTAL
AT COST
Balance at January 1	277.6	210.7	53.9	4.8	16.4	563.4
Additions	3.1	2.1	1.5	-	12.2	18.9
Disposals	(11.8)	(9.8)	(0.5)	(0.2)	-	(22.3)
Reclassification within classes	7.8	4.8	0.4	-	(13.0)	-
Reclassification to intangible assets	-	-	-	-	(0.7)	(0.7)
Currency translation adjustments	(1.9)	(1.0)	(0.4)	(0.1)	-	(3.4)
Balance at June 30	274.8	206.8	54.9	4.5	14.9	555.9

ACCUMULATED DEPRECIATION
Balance at January 1	(150.6)	(134.2)	(34.6)	(3.5)	-	(322.9)
Additions (note 9)	(16.0)	(13.7)	(3.7)	(0.2)	-	(33.6)
Disposals	8.8	8.5	0.5	0.2	-	18.0
Reclassification within classes	1.1	(1.1)	-	-	-	-
Currency translation adjustments	1.5	0.8	0.2	-	-	2.5
Balance at June 30	(155.2)	(139.7)	(37.6)	(3.5)	-	(336.0)

IMPAIRMENT
Balance at January 1	(8.3)	(4.5)	(0.4)	-	-	(13.2)
Impairment (note 9)	(3.8)	(2.1)	(0.1)	-	-	(6.0)
Balance at June 30	(12.1)	(6.6)	(0.5)	-	-	(19.2)

CARRYING AMOUNT
At June 30, 2020	107.5	60.5	16.8	1.0	14.9	200.7

UNAUDITED 2019 RESTATED IN MILLIONS OF USD	BUILDINGS & LEASEHOLD IMPROVEMENTS	FURNITURE FIXTURES	COMPUTER HARDWARE	VEHICLES	WORK IN PROGRESS	TOTAL
AT COST
Balance at January 1	270.4	203.5	47.6	4.4	22.1	548.0
Additions	5.4	3.2	2.1	0.4	15.0	26.1
Disposals	(4.6)	(3.0)	(0.7)	(0.2)	-	(8.5)
Reclassification within classes	15.5	6.9	1.3	-	(23.7)	-
Currency translation adjustments	2.5	0.8	0.1	(0.1)	-	3.3
Balance at June 30	289.2	211.4	50.4	4.5	13.4	568.9

ACCUMULATED DEPRECIATION
Balance at January 1	(138.1)	(115.8)	(28.6)	(3.1)	-	(285.6)
Additions (note 9)	(15.8)	(13.6)	(3.6)	(0.2)	-	(33.2)
Disposals	4.3	2.8	0.7	0.1	-	7.9
Currency translation adjustments	(1.4)	(0.7)	(0.2)	-	-	(2.3)
Balance at June 30	(151.0)	(127.3)	(31.7)	(3.2)	-	(313.2)

IMPAIRMENT
Balance at January 1	(11.5)	(7.6)	(0.3)	-	-	(19.4)
Impairment (note 9)	(0.6)	(0.3)	-	-	-	(0.9)
Balance at June 30	(12.1)	(7.9)	(0.3)	-	-	(20.3)

CARRYING AMOUNT
At June 30, 2019	126.1	76.2	18.4	1.3	13.4	235.4

13.
RIGHT OF USE ASSETS

UNAUDITED 2020 IN MILLIONS OF USD	STORES	OTHER BUILDINGS	VEHICLES	TOTAL
AT COST
Balance at January 1	1,511.8	67.6	0.1	1,579.5
Additions to right-of-use assets	101.6	2.4	0.4	104.4
Decrease in right-of-use assets	(62.2)	(0.7)	(0.1)	(63.0)
Currency translation adjustments	(17.2)	(0.1)	-	(17.3)
Balance at June 30	1,534.0	69.2	0.4	1,603.6

ACCUMULATED DEPRECIATION
Balance at January 1	(241.0)	(8.2)	(0.1)	(249.3)
Additions (note 9)	(120.5)	(4.0)	(0.1)	(124.6)
Disposals	37.5	0.7	0.1	38.3
Currency translation adjustments	2.1	-	-	2.1
Balance at June 30	(321.9)	(11.5)	(0.1)	(333.5)

IMPAIRMENT
Balance at January 1	-	-	-	-
Impairment (note 9)	(3.7)	-	-	(3.7)
Balance at June 30	(3.7)	-	-	(3.7)

CARRYING AMOUNT
At June 30, 2020	1,208.4	57.7	0.3	1,266.4

UNAUDITED 2019 RESTATED IN MILLIONS OF USD	STORES	OTHER BUILDINGS	TOTAL
AT COST
Balance at January 1	1,206.0	55.3	1,261.3
Additions to right-of-use assets	71.4	4.9	76.3
Decrease in right-of-use assets	(26.5)	-	(26.5)
Currency translation adjustments	6.3	0.1	6.4
Balance at June 30	1,257.2	60.3	1,317.5

ACCUMULATED DEPRECIATION
Balance at January 1	-	-	-
Additions (note 9)	(117.8)	(4.1)	(121.9)
Currency translation adjustments	(0.2)	-	(0.2)
Balance at June 30	(118.0)	(4.1)	(122.1)

CARRYING AMOUNT
At June 30, 2019	1,139.2	56.2	1,195.4

14.
INTANGIBLE ASSETS AND GOODWILL

UNAUDITED 2020 IN MILLIONS OF USD	CONCESSION RIGHTS1	OTHER	TOTAL	GOODWILL
AT COST
Balance at January 1	525.7	61.5	587.2	324.7

Additions	0.1	2.7	2.8	-
Disposals	(0.7)	(0.1)	(0.8)	-
Reclassification from property, plant & equipment	-	0.7	0.7	-
Currency translation adjustments	(10.0)	0.2	(9.8)	(8.8)
Balance at June 30	515.1	65.0	580.1	315.9

ACCUMULATED DEPRECIATION
Balance at January 1	(261.9)	(41.4)	(303.3)	-

Additions (note 9)	(19.6)	(3.0)	(22.6)	-
Disposals	0.7	-	0.7	-
Currency translation adjustments	3.4	0.1	3.5	-
Balance at June 30	(277.4)	(44.3)	(321.7)	-

IMPAIRMENT
Balance at January 1	-	-	-	-

Impairment (note 9)	-	-	-	(52.3)
Currency translation adjustments	-	-	-	(0.9)
Balance at June 30	-	-	-	(53.2)

CARRYING AMOUNT
At June 30, 2020	237.7	20.7	258.4	262.7

1
All concession rights are acquisition related.

UNAUDITED 2019 IN MILLIONS OF USD	CONCESSION RIGHTS1	OTHER	TOTAL	GOODWILL
AT COST
Balance at January 1	509.2	46.0	555.2	315.0

Additions	-	2.4	2.4	-
Disposals	-	(0.2)	(0.2)	-
Currency translation adjustments	9.2	-	9.2	8.0
Balance at June 30	518.4	48.2	566.6	323.0

ACCUMULATED DEPRECIATION
Balance at January 1	(220.5)	(36.8)	(257.3)	-

Additions (note 9)	(19.1)	(2.9)	(22.0)	-
Disposals	-	0.2	0.2	-
Currency translation adjustments	(2.6)	(0.1)	(2.7)	-
Balance at June 30	(242.2)	(39.6)	(281.8)	-

CARRYING AMOUNT
At June 30, 2019	276.2	8.6	284.8	323.0

1
All concession rights are acquisition related.

14.1
IMPAIRMENT TEST OF INTANGIBLE ASSETS AND GOODWILL

Goodwill is subject to impairment testing each year. Concession rights are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

As of March 31, 2020, COVID-19 related concerns caused a significant decrease in passenger travel, which has resulted in sharply reduced customer traffic and sales across Hudson’s retail stores in North America. While Hudson is planning for travel demand to begin to increase in the third quarter of 2020, the exact timing and speed of the recovery is uncertain. Considering the uncertainty around future developments relating to COVID-19, management performed a goodwill impairment test as of March 31, 2020.

Management assumed for the impairment test that sales will be severely impacted in 2020, with domestic and international air traffic slowly returning in the second half of 2020. By 2023, we assume sales will reach the level of 2019.

14.1.1
Impairment test of goodwill

For the purpose of the impairment test at March 31, 2020, goodwill recognized from business combinations has been allocated to a group of cash generating units (CGUs) which represents Hudson’s only operating segment “Travel Retail Operations” and amounted to USD 309.2 million.

The recoverable amount of the group of CGUs is determined based on value-in-use calculations which require the use of assumptions (see table with key assumptions below). The calculation uses cash flow projections based on financial forecasts approved by the management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a steady growth rate that does not exceed the long-term average growth rate for the respective market and is consistent with forecasted growth included in the travel related retail industry reports.

The key assumptions (in %) used for determining the recoverable amounts of goodwill at Hudson were:

POST TAX DISCOUNT RATES		PRE TAX DISCOUNT RATES		GROWTH RATES FOR NET SALES
UNAUDITED 03.31.2020	12.31.2019	UNAUDITED 03.31.2020	12.31.2019	UNAUDITED 03.31.2020	12.31.2019
7.82	7.59	9.55	9.27	(52.4) - 54.4	4.1 - 8.8

As basis for the calculation of these discount rates, Hudson used the weighted average cost of capital, based on risk free interest rates derived from the past 5-year average of the 10-year U.S. treasury bond rates: 1.88% (2019: 2.17%).

For the calculation of the discount rates and WACC (weighted average cost of capital), Hudson used the following re-levered beta:

	UNAUDITED 03.31.2020	12.31.2019
Beta factor	1.07	0.88

14.1.2
Key assumptions used for value-in-use calculations

The calculation of value-in-use is most sensitive to the following assumptions:

-
Sales growth
-
Growth rate used to extrapolate
-
Gross margin and supplier prices
-
Lease expense and lease payments
-
Discount rates

Sales growth
Although there is significant uncertainty regarding estimates of the duration of the low level of air traffic, the lock-downs imposed by most countries, or business performance, management assumed for the impairment test that sales will be severely impacted in 2020 and the domestic and international air traffic will start recovering during the second half of 2020. By 2023, we assume sales will reach the level of 2019, based on forecasts published by third party industry experts.

Growth rates used to extrapolate
For the period after 5 years, Hudson has used a growth rate of 1.0% (2019: 1.0%) to determine the residual value.

Gross margins
The expected gross margins are based on historical results achieved on average product assortment values. These values are maintained over the planning period except for 2020 where specific actions are planned and consider a decrease by up to 1.0% compared to the historical results. The gross margin is also affected by supplier prices.

Management remains in negotiations with key product suppliers in order to plan the promotions and advertising policies to be applied during the air traffic recovery period.

Lease payments
The company uses a lease database to extract the future fixed payments and estimate variable lease payments based on expected sales developments. Where the contractual terms of certain operations come to an end during the projected period, the company has analyzed the renewal conditions and the market situation and assumed renewals where the situation/conditions are favorable.

Discount rates
Several factors affect the discount rates:

-
For the debt part, the rate is based on the average interest rate of the past 5 years of the 10-year U.S. treasury bonds and is increased by Hudson’s effective bank spread and adjusted by the effective tax rate and country risk of the CGU.
-
For the equity part, a 5% equity risk premium is added to the base rate described above and adjusted by the beta of Hudson’s peer group.

The same methodology is used by management to determine the discount rate used in discounted cash flow (DCF) valuations, when assessing the business potential of new or additional investment proposals.

Sensitivity to changes in assumptions
With regard to the assessment of value-in-use of the goodwill, Hudson has estimated that an unfavorable change of 1% in the following key assumptions would have generated the following additional impairments: +1% in interest rates USD 174.8 million, –1% in sales growth in the first year USD 5.4 million or -1% in operating profit margin for the duration USD 214.7 million.

15.
INVENTORIES

IN MILLIONS OF USD	UNAUDITED 06.30.2020	12.31.2019
Inventories at cost	182.9	193.2
Inventory allowance	(15.9)	(8.0)
Total	167.0	185.2

Cost of sales includes inventories written down to net realizable value and inventory losses of USD 1.5 million for the three months ended June 30, 2020, compared to USD 2.6 million for the three months ended June, 30 2019 and USD 8.5 million (including USD 4.7 million related to COVID-19) for the six months ended June 30, 2020, compared to USD 5.5 million for the six months ended June, 30 2019.

16.
BORROWINGS AND LEASE OBLIGATIONS, NET

UNAUDITED 2020 IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	LEASE OBLIGATIONS	BORROWINGS, CURRENT	BORROWINGS, NON-CURRENT	BORROWINGS, NET
Balance at January 1	318.0	1,343.9	45.9	503.1	1,574.9
Cash flows from / (used in) operating, financing and investing activities	(111.8)	-	-	-	111.8
Lease payments	-	(87.6)	-	-	(87.6)
Cash flow	(111.8)	(87.6)	-	-	24.2
Additions to lease obligations	-	104.6	-	-	104.6
Change in terms of lease obligations	-	(25.5)	-	-	(25.5)
Interest on lease obligations	-	27.6	-	-	27.6
Rent waivers1	-	(42.0)	-	-	(42.0)
Currency translation adjustments	(1.7)	(14.7)	(1.8)	(2.6)	(17.4)
Other non-cash movements	(1.7)	50.0	(1.8)	(2.6)	47.3
Balance at June 30	204.5	1,306.3	44.1	500.5	1,646.4

1
Includes only rent waivers related to capitalized lease obligations. In addition, we recorded USD 5.3 million of non-capitalized rent waivers related to variable lease expenses, offset by USD 1.4 million of sublease rent waiver expense.

UNAUDITED 2019 RESTATED IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	LEASE OBLIGATIONS	BORROWINGS, CURRENT	BORROWINGS, NON-CURRENT	BORROWINGS, NET
Balance at January 1	234.2	1,268.7	51.4	492.6	1,578.5
Cash flows from / (used in) operating, financing and investing activities	66.9	-	-	-	(66.9)
Lease payments	-	(148.5)	-	-	(148.5)
Cash flow	66.9	(148.5)	-	-	(215.4)
Additions to lease obligations	-	77.3	-	-	77.3
Change in terms of lease obligations	-	(26.7)	-	-	(26.7)
Interest on lease obligations	-	27.3	-	-	27.3
Currency translation adjustments	1.4	7.8	2.1	2.1	10.6
Other non-cash movements	1.4	85.7	2.1	2.1	88.5
Balance at June 30	302.5	1,205.9	53.5	494.7	1,451.6

17.
FOREIGN EXCHANGE RATES APPLIED FOR VALUATION AND TRANSLATION

	AVERAGE RATES		CLOSING RATES
IN USD	Q2 2020	6M 2020	06.30.2020

1 CAD	0.7217	0.7336	0.7368

IN USD	Q2 2019	6M 2019	06.30.2019	12.31.2019

1 CAD	0.7478	0.7501	0.7639	0.7701

18.
ACQUSITION OF BUSINESSES

On April 2, 2020, Hudson exercised its right to terminate its agreement with OHM Concession Group LLC, as a result of the closing not having occurred prior to the end date provided in the agreement.